BITMINE IMMERSION TECHNOLOGIES, INC.

10845 Griffith Peak Drive, #2

Las Vegas, NV 89135

June 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lulu Cheng

Re:	Bitmine Immersion Technologies, Inc.
Registration Statement on Form S-1, as amended
Filed January 21, 2025
File No. 333-284361

Dear Ms. Cheng:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Bitmine Immersion Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-284361) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on Wednesday, June 4, 2025, or as soon as practicable thereafter.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Please call Lynne Bolduc, Esq. of FitzGerald Kreditor Bolduc Risbrough LLP, counsel to the Company, at (949) 788-8900 with any comments or questions regarding this matter.

Thank you for your assistance in this matter. Please contact me if you have any comments or questions.

Very truly yours,

By:	/s/ Jonathan Bates
Name:	Jonathan Bates
Title:	Chief Executive Officer

cc:	Greenberg Traurig, P.A.
Win Rutherfurd, Esq.